Applied Signal Technology, Inc.
Exhibit 21.1

Subsidiaries of the Registrant

Applied Signal Technology, Inc., the Registrant, is the parent company of two subsidiary corporations. The subsidiary corporations are as follows:

  Dynamics Technology, Inc., a California corporation
  Pyxis Engineering, LLC, a Maryland limited liability company